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                             August 3, 2023

       James Rhee
       Chief Executive Officer
       Spark I Acquisition Corp
       3790 El Camino Real
       Unit #570
       Palo Alto, CA 94306

                                                        Re: Spark I Acquisition
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed July 7, 2023
                                                            File No. 333-273176

       Dear James Rhee:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 7, 2023

       Notes to Financial Statements
       Note 8 - Warrants, page F-15

   1. We note your disclosure on pages F-11 and F-27 that the Public Warrants and the Private
                                                        Placement Warrants meet
the criteria for equity treatment. Please provide us with your analysis under ASC
815-40 to support your accounting treatment for these warrants. As part of your analysis,
please address whether there are any terms or provisions in the warrant agreement that
provide for potential changes to the settlement amounts that are dependent upon the
characteristics of the holder of the warrant, and if so, how you analyzed those
provisions in accordance with the guidance in ASC 815-40. Your response should address, but not
be limited to, your disclosure on pages F-16 and F-32 that    If the
 James Rhee
Spark I Acquisition Corp
August 3, 2023
Page 2
      Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the
      Company and exercisable by such holders on the same basis as the Public Warrants."
General

2. Please clarify whether SparkLabs Group Management, LLC will be investing at a discount to the public offering price. If so, please add risk factor disclosure addressing why these investors as compared to the public shareholders are investing at a discount and address the potential impact of such financings on public shareholders such as the immediate dilution that public shareholders will experience from the Forward Purchase financing or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Rhee
                                                           Division of
Corporation Finance
Comapany NameSpark I Acquisition Corp
                                                           Office of Real
Estate & Construction
August 3, 2023 Page 2
cc:       Andrew Hoffman, Esq.
FirstName LastName